12 September 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC

Additional Listing

An application has been made to The UK Listing Authority and The London Stock Exchange for a blocklisting of 2,356,300 Ordinary shares of 14 51/116p each under the Reed Elsevier Group plc SAYE 2003 scheme. Upon issuance, the shares will trade on The London Stock Exchange, be admitted to The Official List and rank equally with the existing issued shares of the Company.